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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13D-1(B), (C) AND (D) AND

AMENDMENTS HERETO FILED PURSUANT TO RULE 13D-2
(Amendment No. 1)*

Kennedy-Wilson Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

74347T 103

(CUSIP Number)

November  13, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347T 103

1	Names of Reporting Persons: Flat Ridge Investments LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,532,127 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,532,127

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,532,127

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.14%

12	Type of Reporting Person (See Instructions) OO

(1)                     David A. Minella is the Managing Member of Flat Ridge Investments LLC, and may be considered to have beneficial oownership of Flat Ridge Investment’s interest in the Issuer.  Mr. Minella disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

CUSIP No. 74347T 103

1	Names of Reporting Persons: David A. Minella

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,532,127(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,532,127(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,532,127

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.14%

12	Type of Reporting Person (See Instructions) IN

(1)                     David A. Minella is the Managing Member of Flat Ridge Investments LLC, and may be considered to have beneficial oownership of Flat Ridge Investment’s interest in the Issuer.  Mr. Minella disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

CUSIP No. 74347T 103

Item 1.
	(a)	Name of Issuer: Kennedy-Wilson Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 9701 Wilshire Blvd., Suite 700 Beverly Hills, CA 90210

Item 2.
	(a)	Name of Person Filing: Flat Ridge Investments LLC David A. Minella
(b)

Address of Principal Business Office or, if none, Residence:
The principal business office of Flat Ridge Investments LLC is:

814 Hollow Tree Ridge Road, Stamford, Connecticut 06820

The principal business office of Mr. Minella is:

814 Hollow Tree Ridge Road, Stamford, Connecticut 06820

	(c)	Citizenship: See Item 4 of the cover sheet for each Filer.
	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
	(e)	CUSIP Number: 74347T 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 74347T 103

Item 4.	Ownership.
See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 74347T 103

Item 10.	Certifications.
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2008

FLAT RIDGE INVESTMENT LLC

By:	/s/ David A. Minella
David A. Minella, Managing Member

By:	/s/ David A. Minella
David A. Minella